SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28889; File No. 812-13610]

Rafferty Asset Management, LLC, <u>et al.</u>; Notice of Application

August 27, 2009

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application to amend a prior order under section 6(c) of the Investment

Company Act of 1940 ("Act") granting an exemption from sections 2(a)(32), 5(a)(1), 22(d),

22(e) and 24(d) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the

Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

<u>Applicants</u>: Rafferty Asset Management, LLC ("Adviser") and Direxion Shares ETF Trust

("Trust").

<u>Summary of Application</u>: Applicants request an order to amend a prior order that permits:

(a) series of an open-end management investment company to issue shares ("ETS") redeemable

in large aggregations only ("Creation Units"); (b) secondary market transactions in ETS to occur

at negotiated prices; (c) dealers to sell ETS to purchasers in the secondary market

unaccompanied by a prospectus, when prospectus delivery is not required by the Securities Act

of 1933; (d) certain series to pay redemption proceeds, under certain circumstances, more than

seven days after the tender of ETS for redemption; and (e) certain affiliated persons of the series

to deposit securities into, and receive securities from, the series in connection with the purchase

and redemption of Creation Units ("Prior Order").[1] Applicants seek to amend the Prior Order to:

(a) provide greater operational flexibility to the existing and future series of the Trust ("Funds");

(b) expand the category of Funds designed to correspond to the return of an underlying securities

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[1] Rafferty Asset Management, LLC, <u>et al.</u>, Investment Company Act Release Nos. 28379 (Sep. 12, 2008) (notice)
    and 28434 (Oct. 6, 2008) (order).

index ("Underlying Index" and such Funds, the "Conventional Funds") to include Funds that seek to match the performance of an Underlying Index primarily focused on United States equity securities that apply a strategy referred to as 130/30 ("130/30 Funds"); (c) supersede the definition of Leveraged Funds and Inverse Funds in the application on which the Prior Order was issued ("Prior Application"); (d) delete the relief granted in the Prior Order from section 24(d) of the Act and revise the Prior Application accordingly; and (e) amend the terms and conditions of the Prior Application with respect to certain disclosure requirements.

Filing Dates: The application was filed on December 17, 2008, and amended on February 13, 2009, June 3, 2009 and July 20, 2009.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 21, 2009, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, 33 Whitehall Street, 10th Floor, New York, New York 10004.

For Further Information Contact: Laura L. Solomon, Senior Counsel, at (202) 551-6915, or Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is an open-end management investment company registered under the Act and organized as a Delaware statutory trust. The Trust offers series that operate pursuant to the Prior Order. The Adviser, which is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"), or an entity controlled by or under common control with the Adviser will serve as investment adviser to each Fund.

2.   Applicants request relief that would provide greater operational flexibility to the Funds by permitting: (a) the Funds to enter into short positions in the component securities comprising the relevant Underlying Index ("Component Securities"); (b) each Conventional Fund to invest at least 80% of its total assets (exclusive of collateral held for purposes of securities lending) in Component Securities and/or investments that have economic characteristics that are substantially identical to the economic characteristics of Component Securities; and (c) Leveraged Funds (defined below) to determine what percentage, if any, of its total assets to invest in Component Securities. Applicants state this greater operational flexibility will provide the Funds with the ability to pursue more cost-effective techniques in seeking to achieve their investment objectives. "Leveraged Funds" are Funds that seek a specified multiple, up to 300%, of the performance of an Underlying Index and "Inverse Funds" are Funds that seek a specified multiple, up to 300%, of the inverse performance of an Underlying Index.

3. Applicants also seek to amend the terms and conditions of the Prior Application to provide that all representations and conditions contained in the Prior Application that require a Fund to disclose particular information in the Fund's prospectus ("Prospectus") and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009) ("Summary Prospectus Rule"). Applicants state that such amendment is warranted because the Commission's amendments to Form N-1A with regard to exchange-traded funds as part of the Summary Prospectus Rule reflect the Commission's view with respect to the appropriate types of prospectus and annual report disclosures for an exchange-traded fund.

4. Applicants also seek relief to introduce Conventional Funds that will be 130/30 Funds. Applicants state that in general, "130/30" strategies: (a) establish long positions in securities such that total long exposure amounts to approximately 130% of net assets; and (b) simultaneously establish short positions in other securities such that total short exposure amounts to approximately 30% of net assets. Each 130/30 Fund will hold at least 80% of its total assets (exclusive of collateral held for purposes of securities lending) in the Component Securities that are specified for the long positions and could invest up to 20% in such Component Securities, cash equivalents or other securities. The 130/30 Funds would also enter into financial instruments to obtain any remaining 50% long and 30% short positions dictated by its Underlying Index. The 130/30 Funds will provide full portfolio disclosure so that the intraday value of a 130/30 Fund can accurately be calculated, market participants will be able to understand the principal investment strategies of the 130/30 Funds, and informed trading of 130/30 Funds' ETS may occur. The creation and redemption process for the 130/30 Funds will

be the same as for the existing Leveraged Funds in that Creation Units of 130/30 Funds will generally be purchased and redeemed for a basket of in-kind securities and cash, or solely cash.

5.	Applicants believe that the requested relief continues to meet the necessary exemptive standards.

Applicants' Legal Analysis:

1.	Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2.	Applicants seek to amend the Prior Order to delete the relief granted from section 24(d) of the Act. Applicants state that the deletion of the exemption from section 24(d) that was granted in the Prior Order is warranted because the adoption of the Summary Prospectus Rule should supplant any need by a Fund to use a product description ("Product Description"). The deletion of the relief granted with respect to section 24(d) of the Act from the Prior Order will also result in the deletion of related discussions in the Prior Application, revision of the Prior Application to delete references to Product Description including in the conditions, and the deletion of condition 4 of the Prior Order.

Applicants' Conditions:

Applicants agree that any amended order granting the requested relief will be subject to the same conditions as those imposed by the Prior Order except for condition 4 which will be deleted. All representations and conditions contained in the application and the Prior Application that require a Fund to disclose particular information in the Fund's Prospectus and/or annual report shall remain effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary